SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Settlement of Debentures – AXIA Energia and AXIA Norte

Rio de Janeiro, December 15, 2025 - Centrais Elétricas Brasileiras S/A - AXIA Energia, in addition to the Relevant Fact disclosed on November 13, 2025, informs that the settlements of the 7th issuance of simple debentures, not convertible into shares, of the unsecured type, in a single series, by AXIA Energia and the 9th issuance of simple debentures, not convertible into shares, of the unsecured type, with additional surety, in a single series, by its controlled entity Centrais Elétricas do Norte do Brasil S/A - AXIA Norte, have occurred.

The debentures were subject to a public distribution offering, under the automatic registration procedure, carried out in accordance with the Resolution of the Securities and Exchange Commission (CVM) No. 160, dated July 13, 2022, targeted at professional investors, as defined in Articles 11 and 13 of CVM Resolution No. 30, dated May 11, 2021.

In the context of the AXIA Norte offering, AXIA Energia undertook the role of guarantor and principal payer, expressly waiving certain benefits of order, rights, and powers of exemption of any nature, being responsible for the full and timely fulfillment of all main and accessory obligations assumed by AXIA Energia Norte.

The table below summarizes the final conditions obtained and the allocation of the offerings:

Issuer	AXIA Energia (7ᵗʰ insurance)	AXIA Norte (9ᵗʰ insurance)
Series	Single	Single
Issuance Amount	R$ 1 billion	R$ 2 billion
Type / Guarantee	Unsecured	Unsecured
Interest Payments	Semiannual, with no grace period	Semiannual, with no grace period
Amortization	Annual payments, starting from the 8th year (November 15, 2033, November 15, 2034, and November 15, 2035)	Bullet (Single installment, on the maturity date)
Remuneration	DI + 0.85%	DI + 0.65%
Total term and maturity	10 years (November 15, 2035)	7 years (November 15, 2032)

Further information about the debentures of AXIA Energia and AXIA Norte, subject to this Market Announcement, is available in the minutes of the meeting of the Company's Board of Directors held on November 13, 2025, filed at the Company's headquarters and available for consultation on the CVM website (www.gov.br/cvm) and the Company’s website (https://ri.axia.com.br/). Additionally, documents regarding AXIA Norte's debentures can also be consulted on the CVM and AXIA Norte websites (https://www.eletronorte.com.br).

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.